mobistar

**12g3-2(b) File No. 82 –4965**

03 JAN 28 AM 7:21

03003388

Securities and Exchange Commission
Division of Corporation Finance
Attention: Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
UNITED STATES OF AMERICA

26 December 2002

Re: Mobistar N.V./S.A. 12g3-2(b) File No. 82 - 4965

SUPPL

Ladies and Gentlemen:

Please find enclosed certain information that we are furnishing to you pursuant to Rule 12g3-2(b). The first page of each separate item of information indicates in the upper right-hand corner our file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours sincerely,

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

Johan Van den Cruijce
Corporate Affairs Manager

Enclosures
cc: Corey Chivers
Weil, Gotshal & Manges

dlw 1/30

## Summary of the Shareholding statement relating to Mobistar

In accordance with the applicable regulations, the shareholding statement was made by certain shareholders of Mobistar to the latter and the Banking and Finance Commission, and Mobistar forwarded the statement to Euronext.

The statement is made by Wirefree Services Belgium SA, Telindus Group , Cobema SA, CIPPAR SA, REGIO NV, WALLONIE TELECOMMUNICATIONS SA, GIMV NV, Bruficom SA, KBC Verzekeringen NV, KBC Bank NV, Gebema. Each of them is represented to the statement by Telindus Group.

This subsequent statement is made further to the sale of about 300,000 shares in Mobistar by Telindus Group.

The statement mentions, in accordance with the applicable regulations, which companies are bound to each other or have agreed to a concerted action in relation to their shares in Mobistar, within the meaning of the Belgian Financial Law.

The statement mentions that on 23 December 2002, based on Mobistar having issued 62,518,269 voting rights relating to its shares (the "Voting Rights") and 801,263 warrants potentially giving right to as many (801,263) Voting Rights:

- Wirefree Services Belgium SA holds 50.79 % of the Voting Rights;
- Telindus Group NV holds 4.67 % of the Voting Rights;
- Cobema SA holds 4.02 % of the Voting Rights;
- CIPPAR SA holds 2.73 % of the Voting Rights;
- REGIO NV holds 1.32 % of the Voting Rights;
- Cobema NV, CIPPAR SA and REGIO NV holds together, as bound companies, 8.07 % of the Voting Rights;
- WALLONIE TELECOMMUNICATIONS SA holds 3.35 % of the Voting Rights;
- GIMV NV holds 3.35 % of the Voting Rights;
- Bruficom SA holds 4.06 % of the Voting Rights;
- KCB Verzekeringen NV holds 1.35 % of the Voting Rights;
- Gebema NV holds 1.12 % of the Voting Rights;
- KBC Bank NV holds 0.46 % of the Voting Rights;

- KBC Verzekeringen NV, Gebema NV and KBC Bank NV hold together, as bound companies, 2.94 % of the Voting Rights;

- Cobema SA, WALLONIE TELECOMUNICATIONS SA, GIMV NV, CIPPAR SA, REGIO, KBC Bank NV, KBC Verzekeringen NV and Gebema hold together, as companies having agreed between them to a concerted action in relation to their shares in Mobistar, 17.71 % of the Voting Rights;

- Wirefree Services Belgium SA, Telindus Group SA, Cobema SA, WALLONIE TELECOMMUNICATIONS SA, GIMV NV, CIPPAR SA, Bruficom SA, KBC Verzekeringen NV, REGIO NV, Gebema NV, KBC Bank NV hold together, as companies having agreed between them to a concerted action in relation to their shares in Mobistar, 77.23 % of the Voting Rights.